UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 26, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kite Pharma, Inc.

File No. 1-36508 - CF#33522

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Kite Pharma, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 29, 2016.

Based on representations by Kite Pharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.21	through April 4, 2017
Exhibit 10.23	through June 1, 2017
Exhibit 10.29	through February 28, 2019
Exhibit 10.30	through February 28, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary